               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                      (Amendment No. 6)<F1>

                Home City Financial Corporation
                        (Name of Issuer)

                Common Stock, having no par value
                 (Title of Class of Securities)

                          43706C 10 0
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        August 27, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 7 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 18,500
Shares         8.  Shared Voting
Beneficially       Power                             39,044*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             18,500
ing Person     10. Shared Dispositive
with               Power                             39,044*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  57,544*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           6.36%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Jerome H. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,522 shares of the Company's Common Stock, no par value, held in the name of his wife, Susan B. Davis.

                       Page 2 of 7 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,522
Shares         8.  Shared Voting
Beneficially       Power                             48,022*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,522
ing Person     10. Shared Dispositive
with               Power                             48,022*<F3>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  57,544*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            6.36%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 18,500 shares of the Company's Common Stock, no par value, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome H. Davis, with respect to the Common Stock, no par value ("Common Stock") of Home City Financial Corporation, an Ohio corporation ("Home City") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Except as previously disclosed, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 57,544 shares, representing 6.36 percent of the outstanding shares of Common Stock based on 904,590 shares of Common Stock disclosed by Home City as outstanding on September 8, 1998. Of such shares, 9,522 (1.05%) are held in the name of Mrs. Davis, 18,500 (2.05%) are held in the name of Mr. Davis, and 29,522 (3.26%) are held in the name of Mr. and Mrs. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 29,522 shares of Common Stock jointly held by them.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 18,500 shares of Common Stock owned by him, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,522 shares of Common Stock owned by Mrs. Davis.



                        Page 4 of 7 Pages

               (iii) Subject to the matters referred to in paragraphs (a) and (b)(i) and (ii) hereof, Mrs. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 9,522 shares of Common Stock owned by her, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 18,500 shares of Common Stock owned by Mr. Davis."

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "Mr. Davis sold an aggregate of 2,500 shares of Common Stock owned by him through brokerage accounts maintained by him and received aggregate consideration of $37,250.00. He also directed the sale of 12,500 shares of Common Stock jointly owned by him and Mrs. Davis through brokerage accounts maintained by them and received aggregate consideration of $143,462.50. A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since May 1, 1998 (the date of the most recent amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."





























                        Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    9/10/98          Jerome H. Davis
                     Date            (Signature)

                    9/10/98          Susan B. Davis
                     Date            (Signature)








































                        Page 6 of 7 Pages

                        Schedule A
      Information with Respect to Transaction in the
      Common Stock of Home City Financial Corporation
          By Jerome H. Davis and Susan B. Davis
Date of       No. of Shrs    Price Per Shr      Where    How
Transa-       Purchased      (excl. commis-     Trans-   Trans-
tion          (Sold)         sions)             acted    acted

Jerome H. Davis:

1. 7/10/98      (500)        $15.00             OTC      *<F4>

2. 7/10/98    (2,000)        $14.875            OTC      *<F4>

Mr. and Mrs. Davis:

3. 8/27/98    (5,000)        $12.00             OTC      *<F4>

4. 8/27/98    (2,500)        $11.00             OTC      *<F4>

5. 9/3/98     (5,000)        $11.1925           OTC      *<F4>

















________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through brokerage accounts maintained by Mr. and/or Mrs. Davis.

                        Page 7 of 7 Pages